Exhibit 15.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2011

The following management’s discussion and analysis (“MD&A”), which is dated as of March 30, 2012, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company”) as at and for the financial year of the Company ended December 31, 2011 (“fiscal 2011”) in comparison with those as at and for the financial year of the Company ended December 31, 2010 (“fiscal 2010”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2011 and fiscal 2010 (the “Annual Financial Statements”). As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated March 30, 2012, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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General

The Company is engaged in mineral exploration with a primary focus on gold. The Company’s main areas of exploration are in the Orientale and North Kivu provinces of the DRC where the Company holds or controls rights under 69 exploration permits, directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option agreements with the holders of the permits.

During fiscal 2011 and up to the date of this MD&A, the Company carried out exploration activities at its Ngayu and North Kivu projects in the DRC. Exploration consisted of gridding, mapping, soil, stream (including Bulk Leach Extractable Gold (“BLEG”) surveys) and rock geochemical sampling as well as core drilling within the Ngayu exploration permit areas.

On April 27, 2011, the Company’s common shares commenced trading on the NYSE Amex LLC under the trading symbol "LON". The Company has retained its primary listing on the TSX Venture Exchange under the trading symbol "LN".

In February 2011, the Company completed concurrent brokered and non-brokered private placement equity financings. Pursuant to a “bought deal” private placement financing conducted by GMP Securities L.P. as lead underwriter, together with Cormark Securities Inc. and Raymond James Ltd., the Company issued 8,500,000 common shares of the Company at a price of Cdn$2.35 per share, resulting in aggregate gross proceeds of Cdn$19,975,000. The Company also issued, by way of non-brokered private placement, to Newmont Mining Corporation of Canada Limited (“Newmont”), 1,700,000 common shares of the Company at a price of Cdn$2.35 per share for aggregate proceeds of Cdn$3,995,000.

Mineral Properties in the Democratic Republic of the Congo

The Company’s exploration activities in the DRC are currently focused on the following projects:

Ngayu Project

The Ngayu project originally covered an area of 4,550 square kilometers but was recently reduced by 50% to 2,087 square kilometers in February 2012, in conformity with the DRC 2003 mining code. The Ngayu project is found within the Orientale Province in the northeast of the DRC, approximately 270 kilometers northeast of Kisangani. The Ngayu project is situated within the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

The Company has an option agreement with Rio Tinto Exploration RDC Orientale SPRL on the gold rights at Ngayu. Under the option agreement, the Company has a maximum period of 11 years (until February 2022) to make a discovery and complete feasibility studies and to convert the exploration permits into exploitation permits.

The Ngayu project includes a number of exploration prospects already identified such as Yindi, Makapela, Itali and Anguluku.

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Yindi prospect

During 2011 at Yindi the Company recommenced the exploration program and a total of 1,545 metres (7 core holes) had been drilled during the first quarter of 2011 giving a total of 18 core holes (2,574 metres) being drilled on the prospect to date. Although a number of significant gold intersections were made, including 21.30 metres grading 3.31 g/t Au, 22.27 metres grading 2.26 g/t Au and 24.04 metres grading 1.45 g/t Au, it was considered that Makapela had a higher potential to delineate a significant mineral resource and, as a result, the core rigs were relocated to Makapela.

Makapela prospect

The Makapela prospect is situated in the north of the Ngayu project area and covers a number of significant artisanal sites over a strike length of 2.2 kilometres.

Up to the end of 2011, a total of 54 drill holes (13,737 metres) had been completed at the Makapela prospect with the objective of determining the mineral resource potential of the mineralized quartz veins (i.e. Reefs 1 and 2 plus Sele Sele) in the vicinity of the Main, North and Sele Sele pits, and testing down-dip continuity to a vertical depth of up to 450 metres. Several significant high grade intersections have been made at Makapela including 7.19 metres grading 64.0 g/t Au, 4.08 metres grading 15.2 g/t Au, 4.35 metres grading 17.5 g/t Au, 3.47 metres grading 24.9 g/t Au, 5.63 metres grading 13.8 g/t Au, and 20.32 metres grading 8.67 g/t Au.

During the first half of 2012, the core drilling program with four rigs is planned to focus on outlining an initial inferred mineral resource at Makapela. The current program entails drilling Reef 1, Reef 2 and the Sele Sele Reef on an 80 by 80 metre spacing down to a vertical depth of 240 metres, and on a 160 by 80 metre spacing from 240 to 450 metres vertical depth. Further drilling to elevate all or part of any inferred resource to indicated status will be considered depending on results and availability of additional funding. Drilling will also continue on new reefs and reef extensions defined by soil, auger and rock chip anomalies, including the results from the initial five “exploration holes” drilled in late 2011 in new target areas at Makapela.

It is planned that approximately 60% of the 22,000 metres of diamond drilling budgeted by the Company for 2012 will be at Makapela. Other work at Makapela will comprise additional auger drilling of soil anomalies on the original grid, and on anomalies that may be defined on the eastern and western line extensions completed in late 2011.

Itali prospect

The Itali prospect is located in the Matete area, about 40 kilometres to the north-west of Yindi and 10 kilometres south of Makapela. This prospect is situated on the southern limb of the west-south-west trending fold in the Imva-Babeyru area, defined by magnetic highs interpreted to be caused by banded ironstone formation (BIF) units. Mapping and channel sampling were conducted at the Itali prospect during the third quarter of 2010. Two channel sample profiles and one old trench were also sampled.

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In late 2011, one core drill hole was completed at Itali, with the objective of testing a trench intersection of 42.50 metres grading 2.11 g/t Au. The drill hole was 161.85 metres in length and inclined at -50 degrees to the south, and was drilled parallel to and immediately below the trench. Core results included an intersection of 38.82 metres (true thickness of 37.97 metres) grading 2.66 g/t Au. This initial drill hole also illustrated oxidation extending to at least 100 metres below the surface, increasing the potential for significant amounts of gold oxide material to be outlined. Based on soil geochemistry and artisanal mining activity, there is potential for one kilometer of mineralized strike at the Itali prospect. Further drilling will be undertaken at Itali during Q2 2012 as a rig becomes available from Makapela. Approximately 3,000 metres of drilling is planned for Itali in 2012

Regional Assessment of the Ngayu Project

In 2011, regional exploration consisting of a number of regional BLEG stream sediment surveys as well as a regional geophysical interpretation of the entire Ngayu project area was completed which resulted in a number of priority targets for more detailed ground follow up being delineated. This work was carried out in conjunction with Newmont, with whom Loncor has a technical services agreement. Following successful orientation surveys in the Yindi and Makapela areas in 2010, in which 32 samples were collected, three phases of BLEG sampling were carried out:

•	Phase 1, carried out in March 2011, in which 418 samples were taken over the whole concession area, at an average sampling density of one sample per 10 km2.

•	Phase 2, completed in September 2011, with the objective of more closely defining the anomalies outlined in Phase 1. A total of 192 samples were collected representing an average sampling density of one sample per 4 km2.

•	Phase 3 was implemented in November 2011 in order to further delineate the sources of gold anomalism in selected target areas. A total of 129 samples were collected, but results are still awaited.

Results from the BLEG surveys plus the regional geophysical airborne magnetic and radiometric surveys were used to define and prioritize target areas for follow up. Priority targets included the Imva Fold, Anguluku and the Adumbi trend extension. In early 2012, follow up field work at the first-priority Matete target within the Imva Fold area was initiated and included soil sampling on 320 metre-spaced lines over an initial area of 2 x 4 kilometers and pitting to determine regolith types and their distribution as well as geological mapping, rock chip and channel sampling. Results from this target area are awaited. Further infill geochemical soil surveys will also be undertaken on other priority targets within the Imva fold area during the first half of 2012.

The Angukulu prospect is an area mined by the Belgians in the late 1940’s and early 1950’s, located approximately 10 kilometres NW of Yindi. Gold was exploited from alluvial and eluvial workings, and hardrock quartz veins. During reconnaissance mapping in 2011, a total of 47 rock chip samples were collected. Three regional 2 kilometre-long soil traverses were sampled, in order to assist with the positioning of a systematic soil sampling grid. Preliminary results indicate the presence of an anomalous area (>100ppb) with more than 1.2 kilometres strike length and width of 120 metres. The regional BLEG survey and airborne interpretations also outlined this target as a priority area for follow up. More detailed infill soil sampling and mapping will be undertaken during 2012.

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North Kivu Project

The North Kivu project is situated in the North Kivu Province in eastern DRC to the northwest of Lake Edward and consists of 56 exploration permits totaling 17,760 square kilometers. Historical data has been compiled from the colonial period of alluvial gold mining and exploration which has outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period up to 1960. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

In addition to gold, there are a number of alluvial platinum occurrences in the project area including the type locality for the platinum selenide mineral luberaoite near Lubero. To date no primary source has been found for alluvial platinum occurrences.

Exploration recommenced at North Kivu in June 2011 after geologists from the North Kivu gold project were relocated to Ngayu at the beginning of 2011, in order to maximise progress on this project. Work during the remainder of 2011 focused on the following prospects in the Manguredjipa area:

a)	Muhanga. Located in the northeastern part of the Durba grid, gold mineralization occurs within steeply-dipping, massive quartzite, in the form of sheeted quartz veins and irregular stockworks as well as disseminations within the host rock. Rock chip sampling on the quartzite ridge outlined an area of approximately 330 x 90 metres with anomalous gold values: of 199 samples taken, 37% returned grades >0.5 g/t Au, the average of all samples being 4.41 g/t Au. In order to better assess the continuity of the mineralization, a channel sampling program was completed in November 2011. A total of 189 metres were sampled by means of a rock cutter, and results are expected during the first quarter of 2012.

b)	Manguredjipa West. This prospect is located immediately to the west of the Durba grid. The area was selected for follow-up on the basis of (a) the presence of fold closures within the quartzite-schist sequence i.e. favourable structural sites for gold mineralization in the Kibaran, (b) historical maps showing anomalous Au values from streams draining the area, and (c) correlation of the main quartzite unit with the Muhanga ridge. Work in 2011 entailed stream sediment sampling, mapping, rock chip sampling, and soil sampling on three regional traverses. Low order soil anomalies and the presence of colluvial and alluvial workings, indicate the presence of gold mineralization, and this will be tested by in-fill soil sampling in 2012.

The main operational objective of the 2012 exploration program is to justify a core drilling program at Muhanga which will be divided into two phases. Assuming positive results are received from the channel sampling, Phase 1 will comprise three 250 metre drill holes spaced along strike at 100 metre intervals, to intersect the mineralized zone at an average vertical depth of 80 metres. Depending on Phase 1 results, Phase 2 would comprise (a) two additional 250 metre holes 100 metres further along strike, and (b) two down-dip holes to test the mineralized zone to 160 metres depth. In Manguredjipa West, soil sampling will be carried out with trenching and/or auger drilling employed to test soil anomalies.

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North Kivu Non-Gold Project

Although the Company’s priority is the prospecting for gold and platinum, the North Kivu project area also contains a number of other minerals including niobium, rare earths, tungsten, tantalum, copper, iron and diamond occurrences.

During 2011, limited exploration was conducted on these non-gold targets but included the assessment and analysis of historical data and some reconnaissance fieldwork including a radiometric survey at the Bingo carbonatite complex. For 2012, exploration will focus on the Etaetu wolframite (tungsten) and the Bingo pyrochlore (niobium, rare earths) prospects.

Qualified Person

Peter N. Cowley, F.I.M.M.M, the Company’s President and Chief Executive Officer and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". Additional information with respect to the Company’s North Kivu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo". A copy of each of the said reports can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. Fiscal years 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). 2009 information has not been restated to conform to IFRS and is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

	2011	2010	2009

Total revenue	$-	$-	$1,129
Net income (loss)	$533,160	$(5,990,028)	$(1,010,891)
Net income (loss) per share	$0.01	$(0.14)	$(0.04)
Total assets	$45,800,011	$23,841,498	$6,619,681
Total liabilities	$2,464,464	$7,382,741	$1,149,374

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For fiscal 2011, the Company had net income of $533,160 which was primarily due to a $5,215,060 gain on derivative financial instruments (refer to page 7 for details) in fiscal 2011 compared to a loss on derivative financial instruments of $2,405,857 that was recorded in 2010. There were no impairment losses recorded in fiscal 2011. The Company’s net loss for fiscal 2010 increased to $5,990,028 from a net loss of $1,010,891 recorded during fiscal 2009 mainly due to a loss of $2,405,857 on derivative financial instruments. The net loss during fiscal 2010 was also significantly impacted by increased travel, consulting fees, salaries and stock based compensation expenses.

Results of Operations

For fiscal 2011, the Company reported a net income of $533,160 compared to a net loss of $5,990,028 reported for fiscal 2010. Expenses capitalized to mineral properties are discussed under the “Exploration and Evaluation Expenditures” section below. Significant changes in expenses occurred during fiscal 2011 in the expense categories described below as compared to fiscal 2010:

Consulting, management and professional fees

Consulting, management and professional fees increased to $1,191,315 for fiscal 2011 from $817,576 for fiscal 2010. The increase in this category was mainly due to an amount of $771,413 incurred with respect to consulting fees during 2011 in connection with the Company’s investor relations and other corporate advice. This amount included $567,699 representing the fair value of stock options granted to consultants under the Company’s Stock Option Plan. Professional fees, which were mainly legal, audit and accounting fees, increased by approximately 20% to $286,478 during fiscal 2011 from $238,356 during fiscal 2010, mainly related to higher accounting-related fees with respect to the Company’s transition to IFRS effective January 1, 2011. Legal expenses were incurred in relation to the Company’s financing and general corporate activities, including compliance with securities regulatory requirements.

Travel and promotion

The Company incurred travel and promotion expenses of $328,439 for fiscal 2011 which significantly increased from $154,519 incurred fiscal 2010, due to increased visits to the Company's projects in the DRC, as well as corporate travel costs in relation to the Company’s shareholder relations and business promotion activities, particularly during the first quarter of 2011.

Employee benefits

The Company employee benefits expense increased to $1,015,040 during fiscal 2011 compared to $585,543 recorded during fiscal 2010 due to the hiring of additional personnel.

Office and sundry

Office and sundry expenses increased to $375,835 for fiscal 2011 compared to $78,023 for fiscal 2010, mainly due to increased rent and other office expenses as a result of additional office space leased during fiscal 2011.

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Gain on derivative financial instruments

A fair value adjustment gain of $5,215,060 was recorded for fiscal 2011, compared to a loss on derivative financial instruments of $2,405,857 recorded during fiscal 2010, representing the change in the fair market value of the Company’s outstanding Canadian dollar denominated common share purchase warrants classified as derivative instruments in the consolidated statements of financial position.

Foreign exchange loss (gain)

The Company recorded a foreign exchange loss of $1,896 during fiscal 2011, compared to a foreign exchange gain of $307,662 recorded during fiscal 2010, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Compensation expense-share-based payment

The fair value of employee share-based payment expenses recorded during 2011 increased to $1,671,475 from $1,211,529 recorded during the corresponding period in 2010. This increase is related to share-based compensation issued to employees, directors and officers of the Company.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2011 and fiscal 2010. This financial information has been prepared using accounting policies consistent with International Accounting Standards (“IAS”) 34 Interim Financial Reporting issued by the IASB. The Company’s presentation and functional currency is the United States dollar.

	2011	2011	2011	2011
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income (loss)	$779,386	$2,383,203	$(490,583)	$(2,138,846)
Net earnings (loss) per share	$0.01	$0.04	$(0.01)	$(0.04)

	2010	2010	2010	2010
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income (loss)	$(11,356,526)	$4,919,728	$1,312,170	$(865,400)
Net earnings (loss) per share	$(0.26)	$0.11	$0.03	$(0.02)

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The Company incurred net income of $779,386 during the fourth quarter of 2011 which was $1,603,817 lower than the net income reported in the third quarter of 2011. This is primarily due to a lower gain on derivative financial instruments in the fourth quarter of 2011 resulting from a decrease in the fair market value of Canadian denominated warrants, as a result of a decrease in the Company’s share price. The Company reported net income of $2,383,203 during the third quarter of 2011 compared to a loss of $490,583 in the second quarter of 2011. This difference was mainly due to the recognition of a gain on derivative financial instruments. The Company’s net loss for the second quarter of 2011 decreased to $490,583 from $2,138,846 incurred during the first quarter of 2011 mainly due to the recording of a $455,565 gain on derivative financial instruments compared to a fair value adjustment loss of $753,362 recorded during the first quarter of 2011. In addition, the second quarter 2011 net loss was significantly impacted by decreased consulting, management and professional fees of $174,414 incurred during the second quarter 2011 compared to $716,162 recorded during the first quarter of 2011. The Company’s net loss for the first quarter of 2011 decreased to $2,138,846 from $11,356,526 incurred during the fourth quarter of 2010 mainly due to the recording of the loss on derivative financial instruments during the fourth quarter of 2010. The Company’s net loss during the fourth quarter of 2010 of $11,356,526 was $16,276,254 lower than the net income of $4,919,728 recorded in the third quarter of 2010. This was mainly due to the loss on derivative financial instruments of $6,194,504 as opposed to a gain on derivative financial instruments of $5,290,413 in the third quarter of 2010. An impairment of $957,318 related to the Bas Congo project, an increase in salary expenses of $169,158 recorded in the fourth quarter with respect to year-end bonuses paid to employees, an increase in professional fees of $84,290 and a decrease in foreign exchange gain of $53,375 increased the loss in the fourth quarter. The Company’s net income of $4,919,728 recorded in the third quarter of 2010 was significantly higher than the net income of $1,312,170 incurred in the second quarter of 2010. This increase was due in part to a gain on derivative financial instruments of $5,290,413 in the third quarter compared to a gain of only $2,222,850 in the second quarter of 2010. The Company’s net income in the second quarter of 2010 was $1,312,170 compared to a net loss in the first quarter of 2010 of $865,400. This was due to a gain on derivative instruments of $2,222,850 in the second quarter compared to a loss on derivative financial instruments of $261,565 that was recorded in the first quarter of 2010.

Liquidity and Capital Resources

The Company relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

As at December 31, 2011, the Company had cash and cash equivalents of $14,667,658 and working capital of $14,050,905 compared to cash and cash equivalents of $10,449,774 and working capital of $9,823,378 as at December 31, 2010. The Company’s liquidity position was significantly improved during the first quarter of 2011 as the Company completed financings involving the issuance of an aggregate of 10,200,000 common shares of the Company at a price of Cdn$2.35 per share for gross proceeds of Cdn$23,970,000.

During the first quarter of 2012, the Company received an additional $1,694,596 from the exercise of 1,075,000 common share purchase warrants, 48,999 agent warrants and 47,998 compensation options.

During fiscal 2011, the Company incurred cash exploration expenditures of $16,482,374 (2010 - $7,818,987). A breakdown of all exploration expenditures by project for fiscal 2011 and fiscal 2010 is presented below under “Exploration and Evaluation Expenditures”.

The Company has a proposed operating budget for 2012 of approximately $21,646,293 in the aggregate, allocated as follows:

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Ngayu project	$14,000,369
North Kivu project	2,155,287
North Kivu Non-Gold project	384,190
Administration and office support	5,106,447

Total	$21,646,293

The Company’s current cash position is expected to be sufficient to fund the Company’s proposed 2012 exploration program and corporate overhead until the second or third quarter of 2012. The Company will need to raise additional funds to meet its financial obligations and to continue its exploration programs in 2012 and beyond. There is no assurance that such financing will be available on acceptable terms, if at all.

Contractual Obligations

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at December 31, 2011 are as follows:

2012	$154,817
$154,817

Included in the Company’s minimum operating lease commitments is an amount of $130,400 which relates to a minimum purchase obligation of helicopter services in the DRC.

Exploration and Evaluation Expenditures

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2011:

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	Bas Congo	North Kivu
	Project	Project	Ngayu Project	Total

Balance 12/31/2010	$-	$5,529,725	$6,872,603	$12,402,328

Opening adjustments:
IFRS adjustment January 1	-	-	39,443	39,443
IFRS adjustment December 31	-	-	216,021	216,021
	-	-	255,464	255,464

Field camps	-	182,850	1,617,210	1,800,060
Geochemistry	-	25,826	214,991	240,817
Geology	-	29,417	74,243	103,660
Drilling	-	3,518	3,500,579	3,504,097
Remote and sensing	-	-	45,138	45,138
Helicopter	-	64,790	3,721,602	3,786,392
Professional fees	-	18,545	943	19,488
Business promotion	-	65,807	318,206	384,013
Travel	-	216,116	620,714	836,830
Office and sundry	-	335,217	737,155	1,072,372
Interest and bank charges	-	41,351	71,445	112,796
Consulting fees	-	154,724	54,875	209,599
Salaries	-	673,614	2,783,579	3,457,193
Stock based compensation	-	-	643,410	643,410
Amortization	-	41,658	213,441	255,099
Other	-	213,550	748,057	961,607
Subtotal	-	2,066,983	15,365,588	17,432,571
Balance 12/31/2011	-	$7,596,708	$22,493,655	$30,090,363

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2010:

	Bas Congo	North Kivu
	Project	Project	Ngayu Project	Total

Balance 12/31/2009	$865,971	$4,021,074	$67,357	$4,954,402
IFRS adjustment		$-	$39,443	$39,443
Adjusted balance 12/31/2009	$865,971	$4,021,074	$106,800	$4,993,845
Field camps	805	146,300	696,556	843,661
Geochemistry	188	111,569	265,616	377,373
Geology	833	13,948	74,224	89,005
Drilling	-	1,879	839,182	841,061
Helicopter	-	150,635	1,031,369	1,182,004
Professional fees	8,527	9,627	11,226	29,380
Business promotion	10,200	73,791	223,522	307,513
Travel	-	129,370	401,362	530,732
Office and sundry	-	157,245	429,581	586,826
Interest and bank charges	4,962	28,829	43,765	77,556
Consulting fees	46,547	113,187	54,189	213,923
Salaries	10,742	461,448	1,890,479	2,362,669
Stock based compensation	-	-	460,604	460,604
Amortization	-	22,794	102,859	125,653
Other	8,543	88,029	280,712	377,284
Subtotal	91,347	1,508,651	6,805,246	8,405,244
Impairment loss	(957,318)	-	-	(957,318)
IFRS adjustment	-	-	216,021	216,021

Balance 12/31/2010	$-	$5,529,725	$7,128,067	$12,657,792

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Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 30, 2012, the Company had outstanding 59,344,732 common shares, 1,000,000 common share purchase warrants (exercisable at a price of Cdn$2.30 per share until December 2012), 5,055,000 stock options to purchase common shares and 510,000 broker warrants (which were granted to the underwriters as part of the consideration for their services under the 2011 brokered private placement financing and are exercisable at a price of Cdn$2.35 per share until February 2013).

Related Party Transactions

a)	Key Management Personnel

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the year, ended December 31, 2011 and 2010 was as follows:

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
Salaries	$859,237	$745,070
Employee retention allowance	$62,166	$23,141
Compensation expense-share-based payments	$1,348,721	$1,130,327
	$2,270,124	$1,898,538

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b)	Other Related Parties

As at December 31, 2011, an amount of $152,833 was due to related companies with common directors related to common expenses in the DRC (December 31, 2010 - $118,765). In addition, as at December 31, 2011, an amount of $nil was due from a company with common directors (December 31, 2010 - $2,346).

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Due from related parties	-	2,346	-
Due to related party	152,833	118,765	510,687

New Pronouncements Adopted

December 31, 2011 is the Company’s fourth reporting period under IFRS. Accounting standards effective for periods beginning on January 1, 2011 have been adopted as part of the transition to IFRS.

Transition to IFRS

IFRS 1, First Time Adoption of IFRS, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS consolidated statements of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with previous Canadian GAAP. The IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS are as follows:

i)	Business Combinations

The Company has elected not to retrospectively or prospectively apply IFRS 3 to the business combination that occurred prior to the transition date and therefore, has not restated any of these transactions.

ii)	Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and that vest before the transition date and therefore, has not restated any of these transaction.

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iii)	Estimates

The estimates previously made by the Company under Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result, the Company has not used hindsight to create or revise estimates.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s consolidated statements of financial position and statements of operations and comprehensive income (loss). The statement of comprehensive income (loss) has been changed to comply with IAS 1 Presentation of Financial Statements. The Canadian GAAP consolidated balance sheets as at January 1, 2010 and December 31, 2010, the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2010 as well as the consolidated statement of cash flows for the year ended December 31, 2010 have been reconciled to IFRS, with a summary of the most significant changes in policy as follows:

a)	Share-Based Payments

Under IFRS 2 Share-Based Payments, each tranche of an award with different graded vesting are accounted for as separate awards and the resulting fair value is amortized over the vesting period of the respective tranches. Under Canadian GAAP, the Company was accounting for these as a single award. In addition, under IFRS 2, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods. Under Canadian GAAP, forfeitures were recognized as they occurred.

The impact of adjustments related to share-based payments on the Company’s consolidated statements of financial position is as follows:

	December 31, 2010	January 1, 2010
	$	$
Exploration and evaluation assets	216,021	39,443
Impact on total assets	216,021	39,443

Deferred taxes	227,045	24,057
Contributed surplus	417,770	281,237
Deficit	(428,794)	(265,851)
Impact on total liabilities and equity	216,021	39,443

b)	Common Share Purchase Warrants

Under Canadian GAAP, the Company accounted for its Cdn$ denominated common share purchase warrants as equity instruments measured at their historical cost. Under IFRS, warrants issued with exercise prices denominated in currencies other than the Company’s functional currency are considered derivative instruments and have been reclassified as liabilities measured at fair value. On initial recognition and at each subsequent reporting date the derivatives are adjusted to fair value and changes in fair value are recognized in the consolidated statement of comprehensive income (loss).

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The impact of adjustments related to the common share purchase warrants on the Company’s consolidated statements of financial position is as follows:

	December 31, 2010	January 1, 2010
	$	$
Common share purchase warrants	6,006,322	-
Impact on total liabilities	6,006,322	-

Share capital	(3,600,465)	-
Deficit	(2,405,857)	-
Impact on total liabilities and equity	(6,006,322)	-

c)	Mineral Properties

Mineral properties as reported under Canadian GAAP have been classified into exploration and evaluation assets under IFRS. There was no impact on the statement of comprehensive income (loss).

A revised version of IAS 24 Related party disclosures (“IAS 24”) was issued by the IASB on November 4, 2009. IAS 24 requires entities to disclose in their consolidated financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The adoption of this issuance did not have a significant impact on the Company’s consolidated financial statements.

IFRS 7 Financial instruments: disclosures (“IFRS 7”) The Accounting Standards Board ("AcSB") approved the incorporation of the IASB's amendments to IFRS 7 Financial Instruments: Disclosures and the related amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards into Part I of the Canadian Institute of Chartered Accountants Handbook. These amendments were made to Part I in January 2011 and are effective for annual periods beginning on or after July 1, 2011. Earlier application is permitted. The amendments relate to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position. The Company’s adoption of IFRS 7 had no significant impact on its consolidated financial statements.

Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

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IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

An amendment to IAS 1, Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future, such as foreign currency differences on disposal of a foreign operation, if certain conditions are met from those that would never be reclassified to profit or loss. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

An amendment to IAS 12, Income Taxes (“IAS 12”) was issued by the IASB in June 2011. The amendment requires that deferred tax on non-depreciable assets measured should always be measured on a sale basis. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

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An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In October 2011, IFRIC published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). The Interpretation requires stripping activity costs, which provide improved access to ore, to be recognized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortised on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate. The requirements of IFRIC 20 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements included the following:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

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Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income (loss) during the period the new information becomes available.

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. Under IFRS, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

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The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. Under IFRS, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

The model inputs for options granted during the years ended December 31, 2011 and 2010 included:

Years ended	December 31, 2011	December 31, 2010
Risk Free Interest Rate	1.83% - 2.18%	1.65% - 1.90%
Expected life	3 years	2 - 3 years
Annualized volatility	101.78% - 115.19%	156.38% - 157.32%
Dividend yield	0%	0%
Forfeiture rate	2%	1%
Grant date fair value (Cdn$)	$1.69 - $2.06	$0.91 - $1.01

Common share purchase warrants

The Company measures the cost of common share purchase warrants by reference to the fair value of the liability at the date at which they are granted and subsequent reporting date. Estimating fair value for common share purchase warrants requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrant, volatility and dividend yield and making assumptions about them.

The value of the warrants was calculated using the Black-Scholes model and the assumptions were as follows:

Year ended	December 31, 2011	December 31, 2010
Risk free interest rate	0.97% - 1.77%	1.54% - 1.76%
Expected life	0.13 to 0.96 years	1 to 2 years
Annualized volatility	69.44% - 76.58%	134.02% - 156.56%
Dividend yield	0%	0%
Fair value (Cdn$)	$0.61 - $1.04	$0.90 - $1.40

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from/to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments. The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on an estimate using the Black-Scholes model as the valuation technique.

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Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash is ranked Level 1 as the market value is readily observable. The carrying value of cash approximates fair value, as maturities are less than six months. Warrants are ranked within Level 3 which uses a combination of observable and unobservable inputs in calculating fair value. See note 15a in the Annual Financial Statements for additional details.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income (loss). The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 15(c) of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. See Note 15(d) of the Annual Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash, and equity capital markets.

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Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

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The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During fiscal 2011 and 2010, the Company recorded a foreign exchange loss of $1,896 and a foreign exchange gain of $307,662, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

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The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated March 29, 2012 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2011, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2011, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2011, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

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